UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas pipeline and processing plants

—

Rio de Janeiro, September 30, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that together with Petrogal Brasil, Repsol Sinopec Brasil and Shell Brasil, partners in the offshore routes in the pre-salt Santos Basin, will announce contracts for sharing the natural gas pipeline and processing plants.

Today, a virtual event will be held with the presence of Petrobras’ CEO, Roberto Castello Branco, and the global executives of Royal Dutch Shell, Ben van Beurden, Galp Energia, Carlos Gomes da Silva, and Repsol, José Carlos Vicente Bravo, to formalize the construction of a more competitive natural gas market.

The contracts will provide physical interconnection and sharing of the pipeline capacities on routes 1, 2 and 3 (this last one owned by Petrobras and under construction), resulting the Integrated Pipeline natural gas System. In the future, other companies producing natural gas will be able to work to the current contracts, as long as there is capacity available in the System.

In addition to the Integrated Pipeline System, there are also contracts that constitute the Integrated natural gas Processing System, which provides companies with access to the processing units, owned by Petrobras, located in Caraguatatuba, São Paulo, Cabiúnas and Itaboraí (under construction), both in Rio de Janeiro.

Natural gas routes and processing plants

With the signing of these contracts, the companies will be able to transport the gas produced in the Santos Basin pre-salt fields through any of the export routes and process it in the plants owned by Petrobras.

The combination of these two Systems is one more fundamental step for companies to sell their natural gas volumes directly to their customers. This movement is part of a set of actions that enable the diversification of agents, resulting in increased competition and reduced stake of Petrobras in all natural gas chain links, in compliance with the commitments made at the Administrative Council of Economic Defense (CADE) in July 2019.

Roberto Castello Branco, CEO of Petrobras, emphasized the importance of signing these contracts: "The flow and processing agreements will be a milestone in the natural gas market opening in Brazil. They demonstrate the commitment of all partners to contribute to the development of a competitive and sustainable market in the country".

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer